July 12, 2019

Clay Griggs
VIce President, Corporate Controller
LOWES COMPANIES INC
1000 Lowe's Blvd, NB4551
Mooresville, NC 28117

       Re: LOWES COMPANIES INC
           Form 10-K for Fiscal Year Ended February 1, 2019
           Filed April 2, 2019
           File No. 001-07898

Dear Mr. Griggs:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 1, 2019

Non-GAAP Financial Measures
Return on Invested Capital, page 25

1. We note you determine Return on Invested Capital using a non-GAAP financial measure, net operating profit after tax (NOPAT). However, we note you do not present this ratio using the most directly comparable GAAP measure. Please ensure all non-GAAP financial measures you present in future filings, including earnings releases filed under
      Form 8-K, fully comply with Item 10(e) of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Capital Resources
Cash Flows Provided by Operating Activities, page 31

2. We note your disclosure which states your net cash provided by operating activities for
      2018 when compared to 2017 was driven primarily by changes in working capital. Please
 Clay Griggs
LOWES COMPANIES INC
July 12, 2019
Page 2
         expand your disclosure to provide a more robust and insightful explanation of the key drivers of your working capital changes and any other factors that impacted your operating cash flows. We note significant increases in both the carrying value of your inventory as well as accounts payable, but it is unclear what drove the increases which are not entirely offsetting. We further note you experienced inventory shortages and made efforts to remove inventory clutter and reduced lower-performing inventory, while also increasing your overall level of inventory reflected on your balance sheet. Refer to
         Section IV. B. of SEC Interpretive Release 33-8350.



Financial Statements
Cost of Sales and Selling, General and Administrative Expenses, page 52

3. We note your disclosure regarding the primary costs classified as Cost of Sales. We also note elsewhere your recent change in accounting principle, which appears to have shifted certain depreciation expense to Cost of Sales. Please clarify for us and in your accounting policy disclosure, the extent to which you include depreciation expense in Cost of Sales. We further note you separately present depreciation below your measure of gross margin. Please clarify in your document whether the depreciation presented separately relates to costs of selling or otherwise explain to us your depreciation presentation.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 with any questions.



                                                              Sincerely,
FirstName LastNameClay Griggs
                                                              Division of
Corporation Finance
Comapany NameLOWES COMPANIES INC
                                                              Office of
Manufacturing and
July 12, 2019 Page 2                                          Construction
FirstName LastName